SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                            W.P. STEWART & CO., LTD.




                          Trinity Hall, 43 Cedar Avenue
                              Hamilton HM 12 Bermuda
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F         X         Form 40-F
                           --------          ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes                 No    X
                  --------        ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


                            W.P. STEWART & CO., LTD.
                                    Form 6-K

See press release attached hereto dated June 11, 2002 regarding the appointment of a new director.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 W.P. STEWART & CO., LTD.


                                 By:      /s/    LISA D. LEVEY
                                          ------------------------------
                                          Name:  Lisa D. Levey
                                          Title: Deputy Managing Director--
                                                 General Counsel

Date: 18 June, 2002

W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan

                       W.P. STEWART & CO., LTD. ANNOUNCES
                        APPOINTMENT TO BOARD OF DIRECTORS



11 June 2002
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. announces that Richard D. Spurling has been appointed to the Board of Directors of the Company, effective immediately.

Mr. Spurling is a partner at Appleby Spurling & Kempe, an international law firm with offices in Bermuda, London and Hong Kong. He is a director of Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited and BF&M Limited in Bermuda, and a Trustee of the Bermuda Biological Station for Research, Inc. He was an elected Member of Parliament for five years and served as the Government Whip.

Mr. Spurling obtained a B.A. degree and Masters degree in Business Administration from the College of William & Mary, Williamsburg, Virginia. He graduated from Trinity College, Oxford University with an honours B.A. degree in law. He obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977.

William P. Stewart, Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., stated: "I am delighted to welcome Rick to the Board of Directors. His experience in international and corporate financial affairs will be of great benefit to the Company."

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.


                                      # # #

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda